Exhibit 99.9

NICE Actimize Launches Cloud and AI-Based AML Transformation
for Leading Canadian FinTech KOHO

NICE Actimize’s AML Essentials addresses key FINTRAC guidelines

Hoboken, N.J., September 23, 2021 – NICE Actimize, a NICE (Nasdaq: NICE) business, and its cloud and AI-based AML Essentials solutions, has been chosen by the fintech company KOHO Financial, Inc., a Toronto-based provider of online financial services, to support its innovative digital platform and further accelerate its growth in the market. Utilizing NICE Actimize’s AML Essentials, KOHO will also address key guidelines as proposed by The Financial Transactions and Reports Analysis Centre of Canada (FINTRAC). KOHO has partnered with Peoples Trust Bank to offer customers a secure no-fee spending account, usable worldwide, featuring instant cashback, to simplify their personal finances.

KOHO will expand its financial crime operations with the NICE Actimize AML Essentials solutions including Suspicious Activity Monitoring (SAM) and CDD/KYC capabilities. Built upon NICE Actimize’s proven, end-to-end anti-money laundering platform, and leveraging the same power and experience as NICE Actimize’s enterprise solutions, AML Essentials provides rapid cloud deployment and reduces overhead to make compliance easier and at a lower total cost of ownership. KOHO will use Essentials Suspicious Activity Monitoring to monitor customer transactions, meet regulatory requirements and file reports, while relying on Essentials Customer Due Diligence for KYC/CDD and customer risk scoring, among many functions.

KOHO will also use NICE Actimize’s Essentials ActOne Extend risk case manager to ingest fraud alerts and automate financial crime investigations to improve the overall productivity of the investigation teams.

“KOHO Financial has taken a forward-thinking approach to managing financial services, and we wanted a compliance partner who understood innovation in digital financial services initiatives,” said Michael Fox, Vice President, Risk & Compliance, KOHO Financial, Inc. “With NICE Actimize’s legacy and experience in anti-money laundering and financial crime, it is clearly the preferred choice for KOHO to modernize its AML program.”

“NICE Actimize’s cloud and AI-based capabilities will deliver exceptional performance in support of KOHO’s digital operation. As we continue to expand our presence in the Canadian banking and fintech space, NICE Actimize is proud to support KOHO’s anti-money laundering initiatives with our Essentials solutions, ensuring compliance and providing a foundation for growth,” said Craig Costigan, CEO, NICE Actimize.

For additional information on NICE Actimize’s Anti-Money Laundering Essentials solutions, please click here.

About KOHO
KOHO is Canada’s leading fintech, offering Canadians an alternative to traditional banking. KOHO is on a mission to make the financial system transparent and intuitive. KOHO offers a full-service account with no hidden fees. The account comes with a reloadable prepaid Visa card that earns cash back on every purchase, and an integrated app that helps users spend smart and save more.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.